DongFang City Holding Group Company Limited

Level 15, Tower 2

Etiqa Twins Tower, No. 11

Jalan Pinang, Kuala Lumpur, 50450

March 16th, 2023

Re:

DongFang City Holding Group Company Limited
Responses to the Staff’s Comments on the Form 10-K for the Fiscal Year Ended October 31, 2021 Response dated October 7, 2022

Filed on January 28, 2022

File No. 000-56120

Isaac Esquivel

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Esquivel and Ms. Menjivar,

This letter sets forth our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to DongFang City Holding Group Company Limited (the “Company”) dated March 2, 2023 regarding the Company’s annual report on Form 10-K for the fiscal year ended October 31, 2021 filed with the Commission on January 28, 2022 (the “Form 10-K”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 10-K.

*      *      *      *

Form 10-K for the Fiscal Year Ended October 31, 2021

Item 1. Business, page 1

1.	Please revise disclosure provided in response to comment 2 to disclose in the forepart of the business section that Mr. Wei Li’s significant ties with China may make you a less attractive partner to a non-China or non-Hong Kong based target company, and discuss the impact this could have upon your search for an initial business combination.

In response to the Staff’s comment, we respectfully propose to include the following disclosure in the forepart of the business section in our future Form 10-K, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this annual report as our business combination. Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, is a China National. Even if Mr. Wei Li is not based in China, his significant ties to China may make us a less attractive partner to a non-China or non-Hong Kong based target company. We are a shell company, and we have no operation since inception. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We do not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire a target company in any jurisdiction. If we were to undertake a business combination with a China based business, any target for a business combination may conduct operations through subsidiaries in China. The legal and regulatory risks associated with doing business in China discussed in this annual may make us a less attractive partner in a business combination than other special purpose acquisition companies that do not have any ties to China. As such, our ties to China may make it harder for us to complete a business combination with a target company without any such ties. In addition, we will not conduct a business combination with any target company that conducts operations through variable interest entities, or VIEs, which are a series of contractual arrangements used to provide the economic benefits of foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies. As a result, this may limit the pool of acquisition candidates we may acquire in the PRC, in particular, relative to other special purpose acquisition companies that are not subject to such restrictions, which could make it more difficult and costly for us to consummate a business combination with a target business operating in the PRC relative to such other companies. See “Risk Factors —Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations with little advance notice in China, could adversely affect our ability to complete a business combination.”

If we were to undertake a business combination with a China based business, we may conduct most of our operations in China and most of our assets may be located in China. As a result, it may be difficult for you to effect service of process upon us or those persons residing in mainland China. Even with service of process, there is uncertainty as to whether courts in China would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Recognition and enforcement of foreign judgments are provided for under China’s Civil Procedure Law. China’s courts may recognize and enforce foreign judgments in accordance with the requirements of the Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment against us or our directors or officers in China difficult. See “Risk Factors —You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or Mr. Wei Li. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.”

We are also subject to other risks and uncertainties about any future actions of the PRC government, which may result in a material change in operations of a target business. PRC laws and regulations are sometimes vague and uncertain, and therefore, these risks may result in a material change in operations of a target business, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas that use a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on a China-based target company’s daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. Additionally, if we effect our business combination with a business located in the PRC, the laws applicable to such business will likely govern all of our material agreements and we may not be able to enforce our legal rights. There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations which may have a material adverse impact on the value of our securities. If we enter into a business combination with a target business operating in China, cash proceeds raised from overseas financing activities, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be. All these risks could result in a material change in our or the target company’s post-combination operations and/or the value of our common stock or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

If we decide to consummate our business combination with a China-based company, the combined company may make capital contributions or extend loans to its PRC subsidiaries through intermediate holding companies subject to compliance with relevant PRC foreign exchange control regulations. After the business combination, the combined company’s ability to pay dividends, if any, to the shareholders and to service any debt it may incur will depend upon dividends paid by its PRC subsidiaries. Under PRC laws and regulations, PRC companies are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to offshore entities. In particular, under the current PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under Chinese accounting standards and regulations, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. A PRC company is required to set aside at least 10% of its after-tax profits each year to fund certain statutory reserve funds (up to an aggregate amount equal to half of its registered capital). As a result, the combined company’s PRC subsidiaries may not have sufficient distributable profits to pay dividends to the combined company. Furthermore, if certain procedural requirements are satisfied, the payment in foreign currencies on current account items, including profit distributions and trade and service related foreign exchange transactions, can be made without prior approval from the State Administration of Foreign Exchange, or SAFE, or its local branches. However, where Renminbi, or RMB, the legal currency of the PRC, is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control regulations prevent the PRC subsidiaries of the combined company from obtaining sufficient foreign currencies to satisfy their foreign currency demands, the PRC subsidiaries of the combined company may not be able to pay dividends or repay loans in foreign currencies to their offshore intermediary holding companies and ultimately to the combined company. We cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that the PRC subsidiaries of the combined company will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. For a detailed description of risks associated with the cash transfer through the post combination organization if we acquire a China-based target company, see “Risk Factors — Cash-Flow Structure of a Post-Acquisition Company Based in China” and “Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of the future offering to acquire a target company in the PRC and limit our ability to utilize our cash flow effectively following our business combination.” To date, we have not pursued a business combination and there have not been any capital contribution or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions.”

2.	Please revise disclosure provided in response to comment 2 to address the legal and operational risks associated with Mr. Wei Li’s significant ties with China, even if he is not based there. Your disclosure should make clear whether these risks could result in a material change in your operations, your search for a target company, and/or the value your common stock; or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your risk factors section should address, but not necessarily be limited to, the risks highlighted in the forepart of the business section.

In response to the Staff’s comment, we respectfully propose to include the following disclosure in the forepart of the business section in our future Form 10-K, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Furthermore, the PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, make or accept foreign investments or list on a U.S. stock exchange. For example, if we enter into a business combination with a target business operating in China, the combined company may face risks associated with regulatory approvals of the proposed business combination between us and the target, offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy. The PRC government may also intervene with or influence the combined company’s operations at any time as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect our potential business combination with a PRC operating business and the business, financial condition and results of operations of the combined company. Any such action, once taken by the PRC government, could make it more difficult and costly for us to consummate a business combination with a target business operating in the PRC, result in material changes in the combined company’s post-combination operations and cause the value of the combined company’s securities to significantly decline, or in extreme cases, become worthless or completely hinder the combined company’s ability to offer or continue to offer securities to investors. See “Risk Factors —Recent greater oversight by the PRC government and Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business combination, future business and any future offering of securities.

Additionally, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, our securities may be prohibited from trading on or delisted from a national exchange if our auditor cannot be inspected by the PCAOB for three consecutive years beginning in 2021 (or two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is enacted). If we decide to consummate our business combination with a target business based in and primarily operating in China, auditors of the combined company and their work papers may be located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities. However, we will not conduct a business combination with a target company that has an auditor that PCAOB is unable to inspect for two consecutive years beginning in 2021 at the time of our business combination, and will not engage an auditor following a business combination that PCAOB is unable to inspect for two consecutive years beginning in 2021, which requirements will be included as a condition to closing our business combination. Nevertheless, if applicable laws, regulations or interpretations change that prevent any such auditor from being inspected by the PCAOB in the future, we may suffer adverse consequences including the delisting of our securities. Jack Shama CPA, who audited our financial statements included in our Form 10-K for the fiscal year ended October 31, 2021, was not subject to that determination, and we are not listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report for the fiscal year ended October 31, 2021. Our current independent accounting firm, [•], whose audit report is included in this annual report on Form 10-K, is headquartered in [•], and was not included in the list of PCAOB Identified Firms in the PCAOB December Release, neither. See “Risk Factors —Our securities may be prohibited from being traded on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors.”

3.	Please revise disclosure provided in response to comment 2 to discuss the risks that Mr. Wei Li having significant ties with China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations, your search for a target company, and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, we respectfully advise the Staff that, the requested disclosures are proposed to be included in the forepart of the business section in our future Form 10-K, as we discussed in the response to the Staff’s comment 1.

We also respectfully propose to include the following disclosure under Item 1A in our future Form 10-K, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or Mr. Wei Li. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, is a China National. It may be difficult for you to effect service of process upon us or Mr. Wei Li in China. Even with service of process, it may also be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Mr. Wei Li.

In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or Mr. Wei Li upon the civil liability provisions of U.S. securities laws or those of any U.S. state. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for stockholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Any actions by the Chinese government, including any decision to intervene or influence the operations of any future PRC subsidiary or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of any future PRC subsidiary, may limit or completely hinder our ability to complete a business combination, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy. We are a shell company, and we have no operation since inception. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We do not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire a target company in any jurisdiction. If we were to undertake a business combination with a China based business, the ability of our subsidiary to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiary compliance with such regulations or interpretations. As such, any future PRC subsidiary may be subject to various government and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it we were to undertake a business combination with a China based business, we will be required to obtain permission from the PRC government to list on U.S. exchanges. If such permission is denied or rescinded, our operations following a business combination with a PRC entity could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of any future PRC subsidiary at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of any future PRC subsidiary, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.”

4.	Please revise disclosure provided in responses to comment 2 to disclose each permission or approval that you or Mr. Wei Li are required to obtain from Chinese authorities to operate your business, to search for a target company, and/or to offer your common stock to foreign investors. State whether you or Mr. Wei Li are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or Mr. Wei Li (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, we respectfully propose to include the following disclosure in the forepart of the business section in our future Form 10-K, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“We are a shell company, and we have no operation since inception. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We do not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire a target company in any jurisdiction. Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, is a China National. As we are not currently in the PRC, and are a Delaware entity, neither Mr. Wei Li nor we are required to obtain from Chinese authorities to operate our business, to search for a target company, and/or to offer our common stock to foreign investors, and no permission has been sought or denied. Neither Mr. Wei Li nor we are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and no such permission has been sought or denied. If we enter into a business combination with a target company located in the PRC, we may need to obtain approvals from PRC government entities. If we fail to do so, inadvertently conclude that any such approvals are not required, or if applicable laws, regulations or interpretations change that require us to obtain approvals from the PRC government in the future, in each case in connection with the business combination with a target company located in the PRC, as applicable, the company or combined company in each case may suffer adverse consequences including fines and other penalties which could cause the value of the combined company’s securities to significantly decline, or in extreme cases, become worthless or completely hinder the our ability to offer or continue to offer securities to investors.”

5.	Please revise disclosure provided in response to comment 2 to include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in Malaysia, lack of reciprocity and treaties, and cost and time constraints. In addition, please revise the risk factors section to clearly disclose those officers and directors who are located outside of the United States and the risks of enforcing civil liability against these officers and directors.

In response to the Staff’s comment, we respectfully propose to include the following disclosure under Item 1A in our future Form 10-K, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, lives outside the United States; therefore investors may not be able to enforce federal securities laws or their other legal rights.

Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, lives in Malaysia, and almost all of his assets are located outside the United States. There are currently no statutes, treaties, or other forms of reciprocity between the United States and Malaysia providing for the mutual recognition and enforcement of court judgments. Under Malaysian laws, a foreign judgment cannot be directly or summarily enforced in Malaysia. The judgment must first be recognized by a Malaysian court either under applicable Malaysian laws or in accordance with common law principles. For Malaysian courts to accept the jurisdiction for recognition of a foreign judgment, the foreign country where the judgment is made must be a reciprocating country expressly specified and listed in the Reciprocal Enforcement of Judgments Act 1958, Maintenance Orders (Facilities for Enforcement) Act 1949 or Probate and Administration Act 1959. As the United States is not one of the countries specified under the statutory regime where a foreign judgment can be recognized and enforced in Malaysia, a judgment obtained in the United States must be enforced by commencing fresh proceedings in a Malaysian court. The requirements for a foreign judgment to be recognized and enforceable in Malaysia are: (i) the judgment must be a monetary judgment; (ii) the foreign court must have had jurisdiction accepted by a Malaysian court; (iii) the judgment was not obtained by fraud; (iv) the enforcement of the judgment must not contravene public policy in Malaysia; (v) the proceedings in which the judgment was obtained were not opposed to natural justice, and (vi) the judgment must be final and conclusive

As a result, it may be difficult or impossible for you to bring an action against us or against Mr. Wei Li in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of Malaysia may not allow you to enforce a judgment against his assets. As a result, lack of reciprocity and treaties, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon him or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on him in Malaysia under United States laws.”

Item 1A. Risk Factors, page 4

6.	We note your response to comment 2, specifically your proposed risk factor regarding the Holding Foreign Companies Accountable Act. Please revise the proposed risk factor to clarify the identity of your auditor. In this regard, we note that the financial statements included in your Form 10-K for the fiscal year ended October 31, 2021 were audited by Jack Shama CPA. However, the proposed risk factor identifies YCM CPA Inc. as your current independent accounting firm.

In response to the Staff’s comment, we respectfully propose to include the following disclosure under Item 1A in our future Form 10-K, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Our securities may be prohibited from being traded on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit such securities from being traded on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Jack Shama CPA, who audited our financial statements included in our Form 10-K for the fiscal year ended October 31, 2021, was not subject to that determination, and we are not listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report for the fiscal year ended October 31, 2021. Our current independent accounting firm, [•], whose audit report is included in this annual report on Form 10-K, is headquartered in [•], and was not included in the list of PCAOB Identified Firms in the PCAOB December Release, neither. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Mr. Wei Li, our Chief Executive Officer and Chief Financial Officer, is a China National. Considering: (i) we are a corporation incorporated in the State of Delaware; (ii) our principle executive office is located in Kuala Lumpur, Malaysia; (iii) since the inception, the Company has been in the development stage and has conducted virtually no business operations, other than organizational activities and preparation of its periodic filing documents; (iv) the Company currently has no full-time employee and owns no real estate or personal property, nor any subsidiaries in any jurisdiction, we believe that we are not one of the China-based companies that are based in or that have the majority of their operations in the People’s Republic of China. But we cannot assure you that the regulators in China or the U.S. will share the same view as ours.

Furthermore, if we effect our business combination with a business located in the PRC and if our new auditor is located in China, with operations in and which performs audit operations of registrants in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, the work of our new auditor as it relates to those operations may not be inspected by the PCAOB. Although we do not have a plan to conduct a business combination with a target company that has an auditor that PCAOB is unable to inspect, and will not engage an auditor following a business combination that PCAOB is unable to inspect, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act. If our securities are delisted and prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. due to the PCAOB not being able to conduct inspections or full investigations of our auditor, it would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with potential delisting and prohibition would have a negative impact on our ability to complete a business combination.

Inspections of audit firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct inspections or full investigations of the Company’s auditor, investors in our securities would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct inspections or full investigations of auditors would may make it more difficult to evaluate the effectiveness of the Company’s independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures of our auditor and reported financial information and the quality of our financial statements.”

7.	We note your response to comment 2, specifically your proposed risk factor regarding the PRC government’s significant oversight and discretion. Please revise to discuss the PRC government’s significant oversight and discretion over your and Mr. Wei Li’s search for a target company; and to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations, your search for a target company, and/or the value of your common stock.

In response to the Staff’s comment, we respectfully propose to include the following disclosure under Item 1A in our future Form 10-K, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“The PRC government’s significant oversight and discretion over our and Mr. Wei Li’s search for a target company could result in a material adverse change in a material change in our operation, our search for a target company, and/or the value of our common stock.

Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, is a China National. The PRC government may have significant oversight and discretion over our business combination, and may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. We cannot rule out the possibility that the PRC government will release additional regulations or policies in the future that directly or indirectly require Mr. Wei Li or us to seek additional permission to complete a business combination. Therefore, investors of our company and our ability to complete a business combination face potential uncertainty from actions taken by the PRC government.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations with little advance notice in China, could adversely affect our ability to complete a business combination.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. The PRC legal system is evolving rapidly, and therefore the interpretations and enforcement of many laws, regulations and rules may contain inconsistencies and uncertainties.

Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, is a China National, we may have to resort to administrative and court proceedings to enforce our legal rights to complete a business combination. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, when we and Mr. Wei Li search for a target company, we may not be aware of the violation of these policies and rules until sometime after the violation. Such uncertainties could materially and adversely affect our business combination and impede our ability to complete such transaction.

PRC government has significant oversight over the conduct of Mr. Wei Li and us. It has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, the legal and regulatory risks associated with doing business in China may make us a less attractive partner in an business combination. As such, our ties to China may make it harder for us to complete business combination than those companies without any such ties. In addition, we will not conduct a business combination with any target company that conducts operations through variable interest entities, or VIEs, which are a series of contractual arrangements used to provide the economic benefits of foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies. As a result, this may limit the pool of acquisition candidates we may acquire in the PRC, in particular, relative to other special purpose acquisition companies that are not subject to such restrictions, which could make it more difficult and costly for us to consummate a business combination with a target business operating in the PRC relative to such other companies.”

8.	We note your response to comment 2, specifically your proposed risk factor regarding the PRC government’s significant oversight and discretion, including disclosure regarding the Cyberspace Administration of China (CAC). Please revise to explain how CAC oversight impacts your business, Mr. Wei Li, and/or your search for a target company; and to what extent you believe that you and Mr. Wei Li are compliant with the regulations or policies that have been issued by the CAC to date. In addition, please revise to clarify the statement, “[I]f we are not able to comply with the cybersecurity in a timely manner, or at all, we may be subject to...removal of our app from the relevant application stores....” In this regard, we note that your Form 10-K for the fiscal year ended October 31, 2021 indicates that the company does not have any business operations or activities.

In response to the Staff’s comment, we respectfully propose to include the following disclosure under Item 1A in our future Form 10-K per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Recent greater oversight by the PRC government and Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business combination, future business and any future offering of securities.

Mr. Wei Li, our Chief Executive Officer and Chief Financial Officer, is a China National. We are a shell company, and we have no operation since inception. The PRC government may have significant oversight and discretion over the conduct of our business in the future, and it may influence our business, Mr. Wei Li, and/or our search for a target company, which could result in a material adverse change in our operation and/or the value of our securities. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures, or the Measures, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. The Measures was promulgated recently, and there are substantial uncertainties on the interpretation and application of the Measures. As the date of this Report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator, or if our data processing activities raise “national security” concern under the Measures. In such case, if we are not able to comply with the cybersecurity in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, ~~or removal of our app from the relevant application stores,~~ among other sanctions, which could materially and adversely affect our business and results of operations.

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, effective on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek overseas listing and public offering, both directly and indirectly, should perform the filing procedures and report relevant information to the CSRC. If a domestic company fails to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the persons directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC and other three authorities published the Provisions on Strengthening the Confidentiality and Archives Management Related to Overseas Issuance and Listing of Securities by Domestic Companies, or the Confidentiality and Archives Management Provisions, effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm complies with the corresponding procedures.

We are a shell company, and we have no operation since inception. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We do not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire a target company in any jurisdiction. Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, is a China National. As we are not currently in the PRC, and are a Delaware entity, neither Mr. Wei Li nor we are required to obtain from Chinese authorities to operate our business, to search for a target company, and/or to offer our common stock to foreign investors, and no permission has been sought or denied. Neither Mr. Wei Li nor we are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and no such permission has been sought or denied. If we enter into a business combination with a target company located in the PRC, we may need to obtain approvals from PRC government entities. If we fail to do so, inadvertently conclude that any such approvals are not required, or if applicable laws, regulations or interpretations change that require us to obtain approvals from the PRC government in the future, in each case in connection with the business combination with a target company located in the PRC, as applicable, the company or combined company in each case may suffer adverse consequences including fines and other penalties which could cause the value of the combined company’s securities to significantly decline, or in extreme cases, become worthless or completely hinder the our ability to offer or continue to offer securities to investors.

We may become subject to such processes, procedures and reviews following a business combination with a PRC entity. We will take all reasonable measures and actions to comply with any such laws, regulations or rules that are or come into effect, and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. If the CSRC, the CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

9.	Please revise disclosure provided in response to comment 2 to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that a business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination. Also address any impact PRC law or regulation may have on the cash flows associated with a business combination.

In response to the Staff’s comment, we respectfully propose to include the following disclosure under Item 1A in our future Form 10-K, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Recent regulatory actions by the government of the People’s Republic of China with respect to foreign capital efforts and activities, including Business Combinations with offshore shell companies such as SPACS, may adversely impact our ability to consummate a business combination with a China based entity or business, or materially impact the value of our securities following any such business combination.

Although we have not identified any potential business combination target or any country in which we may source any target business, we may eventually identify and submit for stockholder approval a business combination with a target business located or based in China. On July 30, 2021, the Chairman of the SEC issued a statement highlighting potential issues resulting from recent China regulatory changes and guidance that may impact investors’ investments in China based entities. According to the SEC’s Chairman, the People’s Republic of China provided new guidance to and placed restrictions on China-based companies raising capital offshore, including through associated offshore shell companies. These developments include China government-led cybersecurity reviews of certain companies raising capital through offshore entities. This is relevant to U.S. investors. In a number of sectors in China, companies are not allowed to have foreign ownership and cannot directly list on exchanges outside of China. To raise money on such exchanges, many China-based operating companies are structured as Variable Interest Entities (VIEs). In such an arrangement, a China-based operating company typically establishes an offshore shell company in another jurisdiction to issue stock to public stockholders. For U.S. investors, this arrangement creates “exposure” to the China-based operating company, though only through a series of service contracts and other contracts. To be clear, though, neither the investors in the shell company’s stock, nor the offshore shell company itself, has stock ownership in the China-based operating company.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the China Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. We do not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire a target company in any jurisdiction. However, as of the date of this annual report, we do not have plan to conduct a business combination with any China-based target company, nor any one that conducts operations through VIEs. As a result, this may limit the pool of acquisition candidates we may acquire in the PRC, in particular, relative to other special purpose acquisition companies that are not subject to such restrictions, which could make it more difficult and costly for us to consummate a business combination with a target business operating in the PRC relative to such other companies.

M&A Rules and other PRC regulations may make it more difficult for us to complete an acquisition of a target business.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce of PRC (the “MOC”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, was amended on June 24, 2022 and became effective on August 1, 2022. Under the Anti-Monopoly Law, the parties shall apply for M&A review with the relevant anti-monopoly authorities if the underlying transaction is deemed as concentration and involves parties with specified turnover thresholds. For transaction that falls below the thresholds but is likely to eliminate or restrict competition, the relevant parties are required to submit the M&A review application to the anti-monopoly authorities. The parties shall not close the transaction prior to obtaining clearance from the anti-monopoly authorities. On July 1, 2015, the National Security Law of China took effect, which provides that China would establish rules and mechanisms to conduct national security review of foreign investments in China that may impact national security. The Foreign Investment Law of China, or the Foreign Investment Law, came into effect on January 1, 2020 and reiterates that China will establish a security review system for foreign investments. On December 19, 2020, the National Development and Reform Commission, or the NDRC, and MOFCOM jointly issued the Measures for the Security Review of Foreign Investments, or the FISR Measures, which were made according to the National Security Law and the Foreign Investment Law and became effective on January 18, 2021. Under the FISR Measures, foreign investments in military-related industries and certain other industries that affect or may affect national security are subject to the security review conducted through the NDRC and MOFCOM. The FISR Measures further expand the scope of national security review on foreign investment compared to the existing rules, while leaving substantial room for interpretation and speculation.

Pursuant to the Foreign Investment Law, the PRC State Council shall promulgate or approve a list of special administrative measures for foreign investments. The Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2020) that was promulgated by the NDRC and MOFCOM and took effect in July 2020 is the currently effective negative list and may be amended from time to time. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries on the negative list, and shall meet such requirements as stipulated under the negative list for making investment in the “restricted” industries. Depending on the specific industry in which the target for our business combination operates, our business combination may be subject to requirements of the negative list.

We are a shell company, and we have no operation since inception. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We do not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire a target company in any jurisdiction. If we were to undertake a business combination with a China based business, complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, any other relevant PRC governmental authorities or their respective local counterparts may hinder our ability to complete such transaction on a timely basis or at all. As a result, we may not be able to complete our business combination within the prescribed timeframe described in this annual report, and the combined company’s ability to expand its business or maintain its market share by strategic acquisitions may be limited.

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM. The rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the event we acquire a target in China, we may be subject to such regulatory reviews, which may impact our ability to complete a business combination within the prescribed time period.

The scope of the review we may be subject to includes, but is not limited to, whether the acquisition will impact national security or economic and social stability, and research and development capabilities on key national security related technologies. Foreign investors must submit a security review application to MOFCOM for its review of a contemplated acquisition. If the acquisition is considered within the scope of the security review regulations, MOFCOM will transfer the application to a joint security review committee consisting of members from various PRC government agencies, for further review.

Complying with the requirements of the above-mentioned regulations and other relevant rules to complete acquisitions could be time consuming. Any required approval processes may delay or inhibit our ability to complete such transactions, including but not limited to our ability to complete an business combination within the prescribed timeframe described in this annual report. We may also be prevented from pursuing certain investment opportunities if the PRC government considers the potential investments a national security concern.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, is a China National. We are a shell company, and we have no operation since inception. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We do not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire a target company in any jurisdiction. If we were to undertake a business combination with a China based business, Mr. Wei Li may be subject to the requirements of SAFE Circular 37 registration requirement with the local SAFE branches. If Mr. Wei Li would not complete such registration on a timely manner, or at all, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Failure by Mr. Wei Li or other beneficial owners to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Cash-Flow Structure of a Post-Acquisition Company Based in China.

The PRC government also has significant authority to exert restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors that may apply if we acquire a company that is based in China in a business combination. If we were to undertake a business combination with a China based business, we may rely on dividends and other distributions from our operating company in China to provide us with cash flow and to meet our other obligations. Such payments would be subject to restrictions on dividends as current regulations in China would permit our PRC operating company to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our operating company in China will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such cash reserve may not be distributed as cash dividends. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, if our operating company in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

In addition, we may be subject to restrictions on currency exchange as the PRC government may limit or eliminate our ability to utilize cash generated in Renminbi, or RMB to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our securities, and may limit our ability to obtain foreign currency through debt or equity financing. Should we choose to acquire a company in China, exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of the future offering to acquire a target company in PRC and limit our ability to utilize our cash flow effectively following our business combination. If we were to acquire a PRC company, the PRC regulation on loans to, and direct investment in, our PRC subsidiary by offshore holding companies and governmental control in currency conversion may restrict our ability to make loans to or capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

These restrictions will restrict our ability to distribute earnings from our businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under contractual agreements. In addition, fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our shares in foreign currency terms.

To date, we have not pursued a business combination and there have not been any capital contributions or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions.

Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of the future offering to acquire a target company in the PRC and limit our ability to utilize our cash flow effectively following our business combination.

China’s State Administration of Foreign Exchange, or SAFE, promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties.

We are a shell company, and we have no operation since inception. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We do not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire a target company in any jurisdiction. If we were to undertake a business combination with a China based business, Circular 19 and Circular 16 may significantly limit our ability to transfer the proceeds of the future offering to a PRC target company and the use of such proceeds by the PRC target company.

In addition, following our business combination with a PRC target company, we will be subject to the PRC’s rules and regulations on currency conversion. In the PRC, the SAFE regulates the conversion of the Renminbi into foreign currencies. Currently, foreign invested enterprises, or FIEs, are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following our business combination, we will likely be an FIE as a result of our ownership structure. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency conversion within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE.

We cannot assure you the PRC regulatory authorities will not impose further restrictions on the convertibility of the Renminbi. Any future restrictions on currency exchanges may limit our ability to use the proceeds of the future offering in a business combination with a PRC target company and the use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.”

10.	We note that you and Mr. Wei Li, your sole officer and director, are located in Malaysia. Please revise disclosure provided in response to comment 2 to include risk factor disclosure that addresses how this fact could impact your ability to complete an acquisition. For instance, discuss the risk to investors that you may not be able to complete an acquisition with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an acquisition may be limited.

In response to the Staff’s comment, we respectfully propose to include the following disclosure under Item 1A in our future Form 10-K, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“We may not be able to complete business combination with a U.S. target company if such business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. As a result, the pool of potential targets with which we would complete business combination may be limited.

Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, is located in Malaysia. After a business combination, our post-combination company may be considered as a “foreign person” under the regulations administered by CFIUS. As such, our business combination with a U.S. business may be subject to CFIUS review. If our potential business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing with CFIUS or that we will submit a voluntary notice to CFIUS, or to proceed with the business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the business combination. In each case, CFIUS may decide to block or delay our business combination, impose conditions to mitigate national security concerns with respect to such business combination or order us to divest all or a portion of a U.S. business of the combined company, which may limit the attractiveness of or prevent us from pursuing certain business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete a business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar ties to non-U.S. persons.”

General

11.	We note from your response to prior comment four that you are a “voluntary filer” and therefore do not believe you are required to file such reports. However, it appears you voluntarily registered on Form 10 your common stock, par value $0.0001 per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934. Further, we note that even if you were a voluntary filer under Section 12(g), you are still required to file periodic reports and you can only cease filing such reports by deregistering the class of securities. See Question 116.02 of Compliance and Disclosure Interpretations for Exchange Act Sections. Please file the required periodic reports.

In response to the Staff’s comment, we respectfully advise the Staff that Jack Shama CPA, who audited our financial statements included in our Form 10-K for the fiscal year ended October 31, 2021, was dismissed by us on September 28, 2022. On the same day, we engaged YCM CPA Inc. (“YCM”) as the Company’s independent registered public accounting firm for the Company’s fiscal year ended October 31, 2021 and 2022. YCM has been dismissed recently and there were no: (1) disagreements with YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, or (2) reportable events under Item 304(a)(1)(v) of Regulation S-K. We are now in the process of seeking the appointment of a new auditor and will appoint such auditor as soon as practicable.

We further respectfully advise the Staff that we will file the quarterly reports on Form 10-Q for the quarters ended January 31, 2022, April 30, 2022, July 31, 2022, October 31, 2022, January 31, 2023, and annual report on the Form 10-K for the Fiscal Year Ended October 31, 2022 as soon as practicable.

*          *          *          *

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

Thank you again for your time and attention.

Yours sincerely,

/s/ Wei Li
Wei Li

18